SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SUPPORT.COM, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Common Stock, $0.0001 par value

(Title of Class of Securities)

86858W101

(CUSIP Number of Common Stock Underlying Class of Securities)

Anne-Marie Eileraas, Esq.

General Counsel

support.com, Inc.

1900 Seaport Blvd., 3rd Floor

Redwood City, California 94063

Tel: (650) 556-9440

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Steve Gillette, Esq.

Jones Day

1755 Embarcadero Road

Palo Alto, CA 94303

Tel: (650) 739-3939

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$3,653,698	$203.88

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 5,026,203 shares of the issuer’s common stock having an aggregate value of $3,653,698 will be exchanged or cancelled pursuant to this offer. The aggregate value of these options was calculated based on a Black-Scholes option pricing model based on a price per share of common stock of $2.20, the closing price of the issuer’s common stock as reported on The Nasdaq Global Select Market as of July 20, 2009.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $203.88	Filing party: support.com, Inc.
Form or Registration No.: Schedule TO	Date filed: July 24, 2009.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☒

Introductory Note

This Amendment No. 2 (the “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission (the “SEC”) by support.com (the “Company”) on July 24, 2009, as amended by Amendment No. 1 to the Schedule TO filed with the SEC on August 11, 2009, pursuant to which the Company offered to exchange certain outstanding eligible options for new stock options (the “Exchange Offer”) on the terms and conditions set forth in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, filed as Exhibit (a)(1)(A) to the Schedule TO, as amended (the “Offer Summary”).

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, this Amendment No. 2 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein. This Amendment No. 2 is the final amendment to the Schedule TO and reports the results of the Exchange Offer.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented to add the following:

(a)	Material Terms.

The Exchange Offer expired on August 21, 2009 at 5:00 p.m. Pacific Time. A total of 67 Eligible Optionholders (as defined in the Offer Summary) participated in the Exchange Offer. Pursuant to the Exchange Offer, such Eligible Optionholders tendered, and the Company accepted for cancellation, Eligible Options (as defined in the Offer Summary) to purchase an aggregate of 4,093,051 shares of the Company’s common stock, representing approximately 81.43% of the total shares of common stock underlying options eligible for exchange in the Exchange Offer. All tendered Eligible Options were cancelled, and immediately thereafter, the Company granted New Options (as defined in the Offer Summary) to Eligible Optionholders to purchase an equal number of shares of the Company’s common stock in exchange for the cancellation of the tendered Eligible Options. The exercise price per share of the New Options granted in the Exchange Offer is $2.32, the closing price of the Company’s common stock as reported by The Nasdaq Global Select Market on August 21, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

SUPPORT.COM, INC.

/s/ Anne-Marie Eileraas
Anne-Marie Eileraas
Senior Vice President, General Counsel and Secretary

Date: August 24, 2009